

FRESHFIELDS BRUCKHAUS DERINGER
Avocats à la Cour

Securities and Exchange Commission
Officer of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

RECEIVED
2006 JUN -6 P 1:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PARIS
2 rue Paul Cézanne
75008 Paris
T+33 1 44 56 44 56
Direct T+33 1 44 56 29 93
F+33 1 44 56 44 00/01/02/03
Direct F+33 1 44 56 44 00
Palais J 007
E Thomas.KOLLAR@freshfields.com
W freshfields.com

DOC ID PA505009/6
OUR REF TK
YOUR REF
CLIENT MATTER NO. 106095-0003

By Hand



06014138

30 May 2006

Dear Sir or Madam:

SUPPL

12g-3-2(b) Exemption
File No. 82-34953

On behalf of IPSEN S.A. and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed information IPSEN:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934, as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that IPSEN is subject to the Exchange Act.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Yours sincerely,

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL

Tom Kollar